

SECURITIES AND EXCHANGE COMMI
DIVISION OF CORPORATE FINANCE
OFFICE OF INTERNATIONAL CORPORATE FINANCE
JUDICIARY PLAZA
450 FIFTH STREET NW
WASHINGTON DC 20549

05009665


SEC MAIL PROCESSING
RECEIVED
JUL 11 2005
198
WASH. D.C.
SECTION

SUPPL

Madrid, June 2005

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges" and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders.

EXHIBIT 1.- Telepizza submits the proposals for resolutions corresponding to the items on the Agenda, filed with the C.N.M.V dated on 01/04/05

EXHIBIT 2.-Telepizza submits information regarding the second interest payment of the First Issue of Bonds, filed with the C.N.M.V dated on 13/04/05

EXHIBIT 3.-Telepizza submits the Annual Report on Corporate Governance 2004, filed with the C.N.M.V dated on 15/04/05

EXHIBIT 4.-Telepizza submits information regarding the interest rate to be applied to the third six months period of interest (extending from the 21st of April 2005 to the 21st of October 2005), filed with the C.N.M.V dated on 19/04/05

7/12

EXHIBIT 5.-Telepizza submits a copy of the resolutions adopted by the General Meeting of Shareholders held on that same day. In addition the company announces the beginning of a payment plan to the shareholder, filed with the C.N.M.V dated on 27/04/05

EXHIBIT 6.-Telepizza submits a copy of the presentation regarding its adaptation of FY2004 results to International Financial Reporting Standards (IFRS), filed with the C.N.M.V dated on 11/05/05

EXHIBIT 7.-Telepizza submits a copy of the information regarding its 2005 first quarter results, filed with the C.N.M.V dated on 16/05/05

EXHIBIT 8.-Telepizza submits a copy of the presentation regarding its 2005 first quarter results, filed with the C.N.M.V dated on 16/05/05

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours



Igor Albiol
Controller Director

Checks made through the Databases0020
Of Official Registries

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 01/04/05 **Outstanding Fact 56502**

The company submits the complete text of the proposals of the General Shareholders Meeting Agenda.

TO BE INCLUDED UNDER THE SIGNIFICANT FACTS ITEM

Madrid, 1st April 2005

Dear Sirs,

Please find attached –since we consider that this information is a significant fact–, the documentation listed below, which is related to the next Ordinary General Meeting of Shareholders (the text of the call ,that was sent on 30th of April, and has been published at the BORME, at the Expansion and at the Cinco Dias newspapers), will be available since today from the registered office of Tele Pizza, S.A., as well as from the company's web page www.telepizza.es for consultation by any Shareholder requesting the same.

1. Complete text of the Annual Accounts, the Management Report and the proposal for allocation of results referred to the fiscal year 2004 of the Company and its Consolidated Group, as well as the relevant reports issued by the Auditor (First Item on the Agenda).

2. Complete text of the proposals for resolutions corresponding to the items on the Agenda.

3. The Annual Report on Corporate Government and Explanatory Report of the Auditing Commission and Compliance.

Do not hesitate to contact us for any clarification you may deem fit.

Best regards,

Signed by: Javier Gaspar Pardo de Andrade
Secretary of the Board of Directors of TELE PIZZA, SA.

FIRST POINT ON THE AGENDA

AGREEMENT PROPOSAL SUBMITTED FOR THE APPROVAL BEFORE THE ANNUAL GENERAL MEETING OF SHAREHOLDERS BY THE BOARD OF DIRECTORS IN RELATION TO THE FIRST POINT ON THE AGENDA

First.- *Inspection and approval, if such is the case, of the Annual Accounts (Statement of Account, Profits and Losses Account and Annual Report) and Management Report, proposal for the Application of the Results as well as the Company Management referring to the financial year that closed on the 31st of December 2004, of the Company and of its Consolidated Group.*

In relation to this first point on the Agenda the approval of the following agreement is proposed.

1 After the inspection of the documents in question, the Annual Accounts (Statement of Account, Profits and Losses Account and Annual Report) and the Management Report are approved, both for TELE PIZZA, S.A. and for its Consolidated Group of Companies, all of this referring to the financial year of 2004.

2 In relation to the results from the aforementioned financial year, the company TELE PIZZA, S.A. has incurred profits after taxes for a sum of 17,180,276.62 Euros. The Consolidated Group has likewise incurred profits after taxes of a sum of 19,298,691. Euros.

3 An agreement is made to apply the profit of 17,180,276.62 Euros of TELE PIZZA, S.A. for the financial year 2004 distributed as follows:

- The sum of 8,943,896 Euros is for the payment of dividends, which are already distributed as amount on account of the dividend (with an amount of 4,471,948 Euros, approved by the Annual General Meeting of Shareholders the 29th July 2004 and with an amount of 4,471,948 Euros approved by the Board of Directors in his meeting of 1st March 2005), both quantities have already been paid to the shareholders.
- Transfer to the voluntary reserves account for a sum of 8,236,380.62 Euros.

The present agreement remembers that the distributed amounts against the results integrate the totality of the exercise dividend of TELE PIZZA, S.A., ratifying the Annual General Meeting of shareholders the agreement adopted by the Board of Directors the 1st March 2005 where was decided to distribute a part of the total dividend.

4 Finally, the Annual General Meeting approves the company's management during the financial year 2004.

SECOND POINT ON THE AGENDA

AGREEMENT PROPOSAL THAT IS SUBMITTED FOR APPROVAL BEFORE THE ANNUAL GENERAL MEETING OF SHAREHOLDERS BY THE BOARD OF DIRECTORS IN RELATION TO THE SECOND POINT ON THE AGENDA.

***Second.-** Ratification of appointment and re-election of a Member of the Board.*

As regards this second point on the Agenda, the approval of the following agreement is proposed.

By proposal of the Board of Directors (Commission of Repayments and Appointments had already propose them), reach to the agreement to re-elect in its positions of members of the Board of Directors, for five years since today, to the following people.

- Mr. Jose Carlos Olcese Santoja, of legal age, Spanish, with address in c/ Isla Graciosa, nº7, San Sebastian de los Reyes - Madrid, and with N.I.F. nº 5.408.594 - Y
- Mr. Aldo Olcese Santoja, of legal age, Spanish, with address in Avda. of Europe, nº 24, Edificio Torona, Parque Empresarial La Moraleja, Alcobendas - Madrid, and with N.I.F. nº 5.206.554 - K.

D. Jose Carlos Olcese Santoja and D. Aldo Olcese Santoja accept their re-election as Board Members, declaring not to be in any of the assumptions of incompatibility, prohibition or incapacity written in laws 12/95, of 11 of May and 14/95, 21 of April of the Comunidad Autónoma de Madrid.

Below a short biographical profile of the members of the Board of Directors to be re-elected:

- Mr. José Carlos Olcese Santonja. Tetuán (Morocco), 1953, Business Science Graduate from the Autonoma University of Madrid. Executive Vice-Chairman of TELE PIZZA, S.A. since 2000. Prior to this he held other positions such as Member of the Board and General Manager in Uniball, S.A. and Vice-Chairman in Proincosta, S.A.

- Mr. Aldo Olcese Santonja. Tetuán (Morocco), 1957, Graduate in Economics and Business Studies by the Complutense University of Madrid. A Numerical Academic member of the Royal Academy of Economic and Financial Sciences. Guest associated Professor of Applied Economics at the University of Navarra. He is currently Chairman of the Spanish Institute of Financial Analysts and of the Financial Studies Foundation, Chairman of Fincorp Mediación, S.A., Chairman of the Advisory Boards for Spain of Bain & Company, T-Systems, S.A. (Deutsche Telekom Group), Bank Societé Genérale. A Member of the Board of AC Hoteles, S.A., Ericsson España, S.A., Leche Pascual, S.A. Group, Marco Polo Investments, SCR and he has been a Member of the Board of TELE PIZZA, S.A. since 2000. Prior to this he was the General Manager of the Leche Pascual Group and Chief Executive Officer of Iberagentes SVB.

In TELE PIZZA, S.A. Mr José Carlos Olcese Santonja is an Executive Board Member and Mr. Aldo Olcese Santonja is an External Board Member

THIRD POINT ON THE AGENDA

AGREEMENT PROPOSAL THAT IS SUBMITTED FOR APPROVAL BEFORE THE ANNUAL GENERAL MEETING OF SHAREHOLDERS BY THE BOARD OF DIRECTORS IN RELATION TO THE THIRD POINT ON THE AGENDA

*Third.- **Authorisation for the derivative acquisition of own shares in accordance with that foreseen in Article 75 and similar of the Corporations Law, leaving the third agreement adopted by the Ordinary Annual General Meeting of Shareholders on the 294th of June 2004 without any effect for the period that has not passed.***

In relation to the third point on the Agenda, the approval of the following agreement is proposed.

Authorising the derivative acquisition of own shares and/or of shares in the parent company by any companies that are dependent on Tele Pizza, S.A., in accordance with that foreseen in article 75 and similar ones of the Corporations Law, this agreement being subjected to the following regulations:

1.- In relation to the acquisition method, it may be carried out using one or several purchases performed in accordance with the applicable regulations as shown by the Legislation covering the Stock Exchange. The acquisition of own shares make under the present authorization protection, with the applicable regulations that to this effect settle down the text of the Internal Conduct Regulation of the Society.

2.- In relation to the maximum number of shares, the purchase of up to a maximum of shares is authorised that added to those which at any given moment belong to the company itself not exceeding 5% of the figure of the Capital Stock for the purposes of complying with that shown in article 75 of the abovementioned text and in the First Additional Provision, Second Paragraph of this.

3.- With regard to the price, the purchase must take place under market conditions and it may be carried out for a maximum price equivalent to 15% of the listed price of TELE PIZZA, S.A. on the Stock Exchange Interconnection System (Electronic Market), as well as for a minimum price equivalent to 15% below the aforementioned listed price, corresponding in both cases to the stock exchange session when the referred to purchase had been agreed upon or had been formalised.

4.- Referring to the period, this authorisation will be in force for a period of 18 months from the date of this agreement, the fourth agreement adopted by the Ordinary Annual General Meeting of Shareholders on the 29th of June 2004, being left without effect for the period that has not passed.

5.- The authorisation is expressly and necessarily conditioned by the fact that at the moment of each of the possible purchases taking place, the Company may endow

the reserve prescribed under the third heading of article 79 of the Corporations Law without decreasing the capital stock or the legally or statutorily unavailable reserves, according to that set forth in article 75.3 of the same legal text.

6. The acquisition has the purpose to allow the Society to have own shares with the object of taking care of, in its case, the exchange of shares that are at the moment in circulation, the requests of conversion of Bonds Convertible Into and/or Exchangeable For Shares of TELEPIZZA, S.A. regarding to the emission of 24th of March, in the terms anticipated in the conditions of emission of these Bonds. The acquisition of shares will be carried out, like a procedure to decrease the possible dilution that could be derived for the shareholders of the Society in case of exercise the right of conversion of Bonds Convertible Into and/or Exchangeable For Shares of TELEPIZZA and of the program that, in use of their attributions and by the present authorization, would be object of approval by the Board of Directors. Consequently and unless the Ordinary Annual General Meeting of Shareholders decides at its moment other thing, those own shares that possibly exceed those that were necessary for the exchange at the conclusion of the successive conversion periods of conversion of the Bonds Convertible Into and/or Exchangeable For Shares of TELEPIZZA in shares, will be destined to their amortization, by the corresponding agreement that will be submitted to the approval of the Ordinary Annual General Meeting of Shareholders of the Society.

FOURTH POINT ON THE AGENDA

AGREEMENT PROPOSAL THAT IS SUBMITTED FOR APPROVAL BEFORE THE ANNUAL GENERAL MEETING OF SHAREHOLDERS BY THE BOARD OF DIRECTORS IN RELATION TO THE FOURTH POINT ON THE AGENDA

Fourth.- *Appointment of the auditor of accounts for the financial year 2005.*

In relation to the fourth point on the Agenda, the approval of the following agreement is proposed.

To re-elect the Company "KPMG Auditores, S.L." (with Fiscal Identification Code B-78510153, inscribed on the Mercantile Register of Madrid, volume 11.961, sheet 84, section 8, page No. M-188.007, 1st inscription on the O.R.A.A. with No. S-0702) as the Auditor of Accounts of TELE PIZZA, S.A. and its Consolidated Group, for the legally established period of one year (that is, for everything relative to the financial year 2005), without detriment to possible subsequent renewals, declaring that for the purposes of article 204 of the Corporations Law it is not necessary to appoint reserves as it is dealing with a corporate entity.

FIFTH POINT ON THE AGENDA

AGREEMENT PROPOSAL THAT IS SUBMITTED FOR APPROVAL BEFORE THE ANNUAL GENERAL MEETING OF SHAREHOLDERS BY THE BOARD OF DIRECTORS IN RELATION TO THE FIFTH POINT ON THE AGENDA

Fifth.- *Delegation of powers in favour of the Board of Directors for the interpretation, application, performance, formalisation, development and, if such is the case, correction of the previously mentioned agreements.*

In relation to the fifth point on the Agenda, the approval of the following agreement is proposed.

In relation to the previously adopted agreements, it is agreed to delegate to the Secretary of the Board, Mr. Javier Gaspar Pardo de Andrade, and to the Chief Executive Officer, Mr. Fernando Zapater Marqués, sufficient powers in order that either of them, solidarily and indistinctly, may appear before the Mercantile Register, the Stock Exchange Commission, the Regulating Societies for the Stock Exchanges, the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores (IBERCLEAR) and any other authorities, organisms or organisations, public or private, signing as many documents, public or private for this purpose (including the placing on public record of the adopted agreements) and performing and complying with as many transactions and actions that might be necessary or advisable for the performance and smooth operation of the preceding agreements, in particular and only for informative purposes and not being limited to this, being able to determine, clarify, specify, modify and interpret their contents in all their conditions in that not foreseen by the Annual General Meeting, including modifying the drafting and the conditions established by the Annual General Meeting on those aspects that are necessary with the aim of adapting the text and contents to any legislative modifications or non-binding recommendations that could occur from the date of the adoption of the agreement and that of its presentation or inscription on any public register and to the qualifications that could be made to these documents by any of the authorities or organisms previously mentioned or any others who have sufficient authority over them, formalising the additional documents that might be necessary on this aspect, as well as correcting any faults, omissions or errors that might be observed or pointed out by the Stock Market Commission and/or the Mercantile Register. Likewise, they are solidarily and indistinctly authorised to carry out all the actions necessary to obtain its inscription on the corresponding Registers, as well as to execute the aforementioned agreements.

SIXTH POINT ON THE AGENDA

Sixth.- *Requests and questions.*

Telepizza (TPZ.MC) **en el corto plazo inició un movimiento alcista** guiado por la línea alcista, y apoyándose sobre la directriz alcista.

En las pasadas sesiones **consiguió superar la resistencia de los 1,70 €, pero en sesiones posteriores perforó esta zona llegando hasta la línea alcista**.

En las pasadas sesiones ha perforado la línea alcista con una vela fuerte bajista con largo cuerpo, confirmando la perforación de esta línea. Este movimiento puede ser un síntoma para dirigirse a por la directriz alcista en los 1,55 €.

El volumen no muestra incrementos importantes en las últimas sesiones bajistas, pudiéndose tratar de un mero movimiento de consolidación en busca de la directriz alcista.

El **indicador de cruce RSI** continua mostrando la continuidad en el movimiento alcista guiado por la línea negra trazada, aunque podemos observar como en las últimas sesiones aparece pérdida de energía alcista.

Por otra parte el indicador de cruce Estocástico está situado con dirección bajista en la línea cero, indicando que estamos en zona de venta.

Conclusión: Telepizza al perforar la línea alcista y aparecer la posible continuación bajista en busca de los 1,55 €, **confirmando la continuación de este movimiento bajista los osciladores se encuentra en zona de venta.**

En la cartera de bat 23 se introduce la **orden de venta de los títulos de Telepizza a precio de 1,66 €.**

Esperamos volver a comprar en los 1,55 €, o en caso de que esta situación cambie y supere de nuevo la zona de los 1,70 €.

Checks made through the Databases0020
Of Official Registries

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 13/04/05 **Outstanding Fact 18164**

The Company informs regarding the second interest payment of the 1stt Issue of Bonds.

Madrid, 13th April 2005

Dear Sirs;

Please find attached the following document, -to be enclosed in the section "other communications". It refers to the information regarding the 1st Issue of Bonds Convertible Into and/or Exchangeable For Shares of TELEPIZZA, S.A., whose prospectus filed with the CNMV the 24th of March 2004, in order to explain the second interest payment of said Issue of Bonds will take place on 21st April 2005, with the following detail:

- RATE DENOMINATION: 1st Issue of Bonds Convertible into and/or Exchangeable for Shares of TELE PIZZA, S.A.
- ISIN CODE: ES0378344008
- TRANSACTION: Interest payment
- ACCRUE DATE: 21st April 2005.
- TOTAL NUMBER OF BONDS: 4.180.452
- GROSS AMOUNT PER EACH BOND: 0,20496000
- NET AMOUNT PER EACH BOND: 0,17421600

Do not hesitate to contact us for any clarification.

Yours faithfully,

Signed by: Fernando Zapater Marqués
Chief Executive Officer of Telepizza, SA.

Checks made through the Databases0020
Of Official Registries

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 15/04/05 **Outstanding Fact 56881**

The Company submits the Annual Report on Corporate Governance 2004.